Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Reports Sale of Five Renaissance Systems During the Third Quarter of 2014

Generates Continued Momentum of Recently Launched Brain Module

CAESAREA, Israel – October 6, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it sold five Renaissance systems in the third quarter which ended September 30, 2014.  One of the five systems sold was a Renaissance system that included both the Spine and Brain modules.  Additionally the Company sold two brain module upgrades to existing Renaissance users. The Brain module was commercially launched in the second quarter of 2014.  The Renaissance systems and the brain module upgrades sold in the quarter were all installed in the U.S. market.

“The five systems we sold in the 3rd quarter increased our US installed base to 44 systems and included systems installed in new major metropolitan markets, such as San Francisco and Detroit.  We also installed systems in our developed clusters, penetrating deeper into these markets where we continue to see significant growth opportunities,” commented Ori Hadomi, Chief Executive Officer.  "Furthermore, we are very encouraged from the initial interest from current and prospective customers of the newly launched brain application.”

The Company currently intends to report its complete financial results for the third quarter on October 30, 2014.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 50,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the momentum of and interest in our brain module, growth opportunities, the time for reporting of third quarter results, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

John Carter – Media
jcarter@evcgroup.com
212.850.6021
www.MazorRobotics.com